UNITED STATES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 1

Under the Securities Exchange Act of 1934

GLG Life Tech Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

361793201
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	361793201

1	Names of Reporting Persons:
Brian Palmieri

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

USA

	5	Sole Voting Power:

Number of		1,057,497(1)

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		1,057,497(1)

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,057,497(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

3.19%(2)

12	Type of Reporting Person (See Instructions):

IN

(1) Includes 14,135 shares underlying options held by Mr. Palmieri that are exercisable or will be exercisable within 60 days.

(2) Based on 33,115,968 common shares of the issuer outstanding as of April 6, 2012.

(Page 2 of 5 Pages)

Item 1.

(a)	Name of Issuer:

GLG Life Tech Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

Suite 2168

1050 West Pender Street

Vancouver, British Columbia, Canada V6E 3S7

Item 2.

(a)	Name of Person Filing:

Brian Palmieri

(b)	Address of Principal Business Office or, if None, Residence:

29 Pack Saddle Trail, Cody, Wyoming, 82414

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Shares, with no par value (“Common Shares”)

(e)	CUSIP Number:

361793201

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

	☒	Not applicable.

(Page 3 of 5 Pages)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Brian Palmieri beneficially owns an aggregate of 1,057,497 Common Shares. Such amount includes 14,135 shares underlying options that are exercisable or will be exercisable within 60 days, which were granted pursuant to the Company’s Amended and Restated Stock Option and Restricted Share Plan.

(b)	Percentage of Class: See Item 11 of the Cover Page of this Schedule 13G for Brian Palmieri

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of this Schedule 13G for Brian Palmieri

(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of this Schedule 13G for Brian Palmieri

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of this Schedule 13G for Brian Palmieri

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of this Schedule 13G for Brian Palmieri

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2012

/s/ Brian Palmieri
Brian Palmieri

(Page 5 of 5 Pages)